                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                                 Neurochem Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   64125K101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Dr. Francesco Bellini
                      Chairman and Chief Executive Officer
                                 Neurochem Inc.
                    7220 Frederick-Banting Street, Suite 100
                     Saint-Laurent, Quebec, H4S 2A1, Canada
                                 (514) 337-4646
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 23, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    P. P. Luxco Holdings II S.A.R.L.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Luxembourg
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER WITH

                    10,718,368(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Picchio Pharma Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER WITH

                    10,718,368(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC; CO
--------------------------------------------------------------------------------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    FMRC Family Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Alberta
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,885,034(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER WITH

                    10,885,034(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,885,034(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    John W. Churchill
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,885,034(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER WITH

                    10,885,034(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,885,034(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Vernon H. Strang
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,885,034(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER WITH

                    10,885,034(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,885,034(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Power Technology Investment Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    166,666
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    166,666
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER WITH

                    10,718,368(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,885,034(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC; CO
--------------------------------------------------------------------------------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Dr. Francesco Bellini
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    33,333*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    33,333*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER WITH

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,333
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
* Consists of common shares issuable under currently exercisable options.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Statement") is filed with respect to common shares, no par value ("Neurochem Shares"), of Neurochem Inc. (the "Company"). The principal executive offices of the Company are located at 7220 Frederick-Banting Street, Suite 100, Saint Laurent, Quebec, Canada.

ITEM 2.  IDENTITY AND BACKGROUND

         The Statement is being filed by P.P. Luxco Holdings II S.A.R.L. ("Luxco"), Picchio Pharma Inc. ("Picchio"), FMRC Family Trust ("FMRC"), John W. Churchill, Vernon H. Strang, Power Technology Investment Corporation ("Power Tech"), and Dr. Francesco Bellini (the "Filing Persons").

         Luxco is a corporation organized under the laws of Luxembourg. Luxco is a company organized to invest in various biotechnology companies. The principal business address of Luxco is c/o Oostvogels 2 de Meester, 20 avenue Monterey, B.P. 603/L-2016, Luxembourg.

         Picchio is a corporation organized under the laws of Canada. Picchio is a holding company organized to invest in various biotechnology companies. The principal business address of Picchio is 759 Victoria Square, Suite 224, Montreal, Quebec, H2Y 2J7.

         FMRC is a personal, discretionary family trust formed under the laws of Alberta. Pursuant to the trust indenture under which it was formed, its trustees are not precluded from making any investment of its trust fund which they consider to be in the best interests of the beneficiaries. FMRC does not carry on business but holds property, including 166,666 Neurochem Shares and a 50% interest in Picchio. The minute book of FMRC is held at, and the mailing address of FMRC is, 1400, 350-7th Ave SW, Calgary, Alberta, T2P 3N9.

         John W. Churchill is one of two trustees of FMRC and a retired partner of Deloitte & Touche, LLP, Chartered Accountants. He resides at 10627 Bradbury Drive SW, Calgary, Alberta T2W 1A9.

         Vernon H. Strang is one of two trustees of FMRC and a retired partner of Deloitte & Touche, LLP, Chartered Accountants. He resides at 39 Scimitar View NW, Calgary, Alberta T3L 2B4.

         Power Tech is a corporation organized under the laws of Canada. Power Tech holds interests in companies in the biotechnology and technology sectors. The principal business address of Power Tech is 751 Victoria Square, Montreal, Quebec, H2Y 2J3.

         Dr. Francesco Bellini is the Chairman and Chief Executive Officer of the Company. Dr. Bellini is also a beneficiary of FMRC. His principal business address is c/o Neurochem Inc., 7220 Frederick-Banting Street, Suite 100, Saint Laurent, Quebec, Canada.

         As a result of direct and indirect securities holdings, Power Corporation of Canada ("Power Corp.") and Mr. Paul G. Desmarais may each be deemed to control Power Tech. Power Corp., a corporation organized under the laws of Canada, is a diversified management and holding company, and its principal business address is 751
Square Victoria, Montreal (Quebec), Canada H2Y 2J3. The name, citizenship, occupation and principal business address of each of the directors and executive officers of Power Corp. are listed on Exhibit A. Mr. Paul G. Desmarais, a citizen of Canada, has his principal business address at 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3. Exhibit B hereto identifies additional persons through whom Mr. Paul G. Desmarais may be deemed to control Power Corp., and, in turn, Power Tech. The filing of this Statement, including the Exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

         The name, citizenship, occupation and principal business address of each of the directors and executive officers of the Filing Persons who are not individuals are listed in Exhibit C hereto.

         During the last five years, none of the Filing Persons, Power Corp., Mr. Paul G. Desmarais, any additional persons listed on Exhibit B or the directors or executive officers listed in Exhibits A and C have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds for Luxco's acquisition of 1,346,800 Neurochem Shares at the offering price of Cdn. $14.85 (approximately Cdn. $20,000,000) was in the form of loans from Picchio. Picchio's source of funds was a capital contribution from each of FMRC and Power Tech. FMRC's source of funds was the general trust corpus that was contributed by Mr. Filippo Bellini, who is Dr. Bellini's brother, through his personal funds as settlor of FMRC. Power Tech's source of funds was from the general corporate funds of its sole shareholder and parent company, Power Corp. The same sources of funds were used by the entities named in this Item 3 for all of their previous acquisitions of Neurochem Shares or, in the case of Power Tech, its general corporate funds.


ITEM 4.  PURPOSE OF TRANSACTION

         Picchio was organized in 2001 by FMRC and Power Tech (each of whom owns 50% of the issued and outstanding voting equity securities of Picchio) as a vehicle for investing in biotechnology companies. In July 2002, Picchio, acting through its wholly-owned subsidiary, Luxco, made its initial investment in the Company, acquiring 2,800,000 units comprising 2,800,000 Neurochem Shares and three-year warrants to acquire an additional 2,800,000 Neurochem Shares at an exercise price of Cdn. $3.13 per share. In the Subscription Agreement for this investment, filed as Exhibit D hereto, the Company agreed, for so long as Picchio beneficially holds at least 15% of the Neurochem Shares (giving effect to shares issuable under the warrants), to cause a total of three nominees of Picchio (including Dr. Bellini as Chairman) to be included in the list of nominees to be proposed by the Company for election as directors at each annual meeting of stockholders of the Company, and if a Picchio nominee should cease to be a director, to cause the Company to replace him with another nominee of Picchio. In addition, in December, 2002, Dr. Bellini, who is the chairman of Picchio, became chairman and chief executive officer of the Company. The relationship between Dr. Bellini and the Company is governed pursuant to a management services agreement between the Company and Picchio International, Inc., a company owned by Dr. Bellini and his spouse.

         From August 2002 to July 2003, Picchio acquired an aggregate of 2,571,568 Neurochem Shares, and three-year common share warrants to purchase 1,200,000 Neurochem Shares at an exercise price of Cdn. $7.81 per share, in a series of private transactions with the Company and open market purchases (of Neurochem Shares only) on the Toronto Stock Exchange.

         On September 23, 2003, the Company completed an initial public offering of its Neurochem Shares in the United States and an additional offering in Canada. In accordance with its intention expressed before completion of the offering, Picchio purchased 1,346,800 Neurochem Shares in the offering (approximately 23.4% of the shares sold in the offering), for the purpose of substantially maintaining its percentage equity ownership of the Company.

         Picchio, through its nominees to the Company's board of directors, and Dr. Bellini's services as chairman and chief executive officer of the Company, has been and intends to continue to be actively involved in the business of the Company. Picchio intends to support the Company's efforts to comply with all applicable requirements under the Sarbanes-Oxley Act of 2002, and the applicable corporate governance proposals of the Nasdaq Stock Market, and any Canadian regulatory authorities. None of the Filing Persons have any current intent to dispose of any of their Neurochem Shares or to acquire additional Neurochem Shares. However, the Filing Persons may in the future determine to make such dispositions or acquisitions based on market and general economic conditions, the business affairs and financial condition of the Company, the market price of Neurochem Shares and other factors deemed relevant by them.

         Except as disclosed herein, none of the Filing Persons, or any of the persons named in Exhibits A, B and C, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Luxco is a wholly-owned subsidiary of Picchio. FMRC and Power Tech each owns 50% of the issued and outstanding voting equity securities of Picchio. Power Tech is a wholly-owned subsidiary of Power Corp.

                  The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows: (i) Luxco owns of record 10,718,368 Neurochem Shares (or 32.1% of the outstanding Neurochem Shares), of which 4,000,000 such shares are subject to currently exercisable warrants; (ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 32.1% of the outstanding Neurochem Shares); (iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. FMRC also directly owns, beneficially and of record, 166,666 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 32.6% of the outstanding Neurochem Shares; (iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. Power Tech also directly owns, beneficially and of record, 166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 32.6% of the outstanding Neurochem Shares; (v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by Luxco and the Neurochem Shares held directly by FMRC, resulting in each of them beneficially owning 32.6% of the outstanding Neurochem Shares; and (vi) Dr. Bellini has sole beneficial ownership of 33,333 Neurochem Shares issuable under currently exercisable options owned by him and beneficially owns less than 1% of the outstanding Neurochem Shares.

                  Certain directors and executive officers of Power Corp. or Power Tech, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Peter Kruyt (51,200), of which 26,000 are subject to options (including 23,833 which are currently exercisable or exercisable within 60 days); (ii) John Bernbach (14,000); (iii) Andre Desmarais (5,000), which he may be deemed to beneficially own and which are held of record by his wife; (iv) Jean Carle (1,500), which he owns with his wife; and (v) Paul Desmarais Jr. (1,250), which he may be deemed to beneficially own and which are held of record by his wife. Messrs. Peter Kruyt and Andre Desmarais are also, respectively, Director and Deputy-Chairman and Director of Picchio. In addition, Mr. John A. Rae, a director and executive vice president of Power Corp., is the Chair of the Board of Trustees of Queen's University at Kingston, Ontario which owns 293,600 Neurochem Shares. Mr. John A. Rae disclaims beneficial ownership of those shares.

                  Certain directors and executive officers of Picchio, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Charles Cavell (10,000); (ii) Claude Lambert (1,000); (iii) Pierre Larochelle (12,000), which he owns with his wife; and (iv) Dr. Gervais Dionne (40,000).

                  By virtue of the Shareholders Agreement described in Item 6 below, Power Tech, FMRC, Picchio, Dr. Francesco Bellini and Messrs. Churchill and Strang may be deemed to be members of a group as defined in Rule 13d-5(b). Power Tech and FMRC each disclaims beneficial ownership of the respective 166,666 Neurochem Shares owned beneficially and of record by the other and the 33,333 Neurochem Shares issuable under currently exercisable options owned by Dr. Bellini. Each of Picchio and Luxco disclaim beneficial ownership of the 166,666 Neurochem Shares owned beneficially and of record by each of FMRC and Power Tech and the 33,333 Neurochem Shares issuable under currently exercisable options owned by Dr. Bellini. Dr. Bellini disclaims beneficial ownership of (i) an aggregate of 57,600 Neurochem Shares owned by his sons and (ii) the Neurochem Shares held by the other Filing Persons. Messrs. Churchill and Strang disclaim beneficial ownership of the 166,666 Neurochem Shares owned beneficially and of record by Power Tech.

                  Mutual funds which are managed or distributed indirectly by Investors Group Inc., 56% of the common stock of which is owned directly by Power Financial Corporation and 3.5% of which is owned by Great-West Lifeco Inc., and segregated or other managed funds of insurance subsidiaries of Great-West Lifeco Inc., 70% of the common stock of which is owned directly by Power Financial

                  Corporation and 4.2% of which is owned by Investors Group Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in Neurochem Shares. Power Corp., a corporation of which Mr. Paul
                  G. Desmarais controls 64.6% of the voting power, owns 67.1% of the common stock of Power Financial Corporation. Neither Power Corp., nor Power Financial Corporation, or any of their officers, directors or employees, are involved in the exercise of the voting and investment powers with respect to securities of the Company for those funds, and, accordingly, the securities positions of those funds in the Company, if any, are not included.

         (b) Except as disclosed herein, each Filing Person has the shared power to vote and to dispose of the Neurochem Shares beneficially owned by them (as defined in Rule 13d-3 under the Securities Exchange Act of 1934). FMRC and Power Tech each has the sole voting and dispositive power over the 166,666 Neurochem Shares owned of record by each of them. Dr. Bellini has sole voting and dispositive power over the 33,333 Neurochem Shares issuable under currently exercisable options owned by him. Messrs. Kruyt and Bernbach each has the sole power to vote and to dispose of the Neurochem Shares owned by each of them respectively, and Mr. Carle shares the power to vote and to dispose of the Neurochem Shares owned by him with his wife (as defined in Rule 13d-3 under the Securities Exchange Act of 1934).

         (c) Luxco acquired 1,346,800 Neurochem Shares on September 23, 2003, at the offering price of Cdn. $14.85. No transactions in the Neurochem Shares have been effected by any of the other Filing Persons, or any of the persons named in Exhibits A, B or C during the past 60 days.

         (d) Other than the Filing Persons, no person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Neurochem Shares beneficially owned by the Filing Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On December 17, 2001, Power Tech, FMRC, Picchio and Dr. Francesco Bellini entered into a Shareholders Agreement (the "Shareholders Agreement"). The Shareholders Agreement provides that Picchio shall function as an investment vehicle to identify and invest in companies in the biotechnology, pharmaceutical and health science fields worldwide. The Shareholders Agreement provides that Picchio shall be the exclusive vehicle of FMRC, Power Tech and Dr. Francesco Bellini for investments in these sectors and contains certain non-competition provisions, none of which apply to Power Corp. or its other subsidiaries or affiliates. Pursuant to the terms of the Shareholders Agreement, the Board of Directors of Picchio shall consist of eight directors: four nominees of Power Tech and four nominees of FMRC. The Shareholders Agreement provides, among other matters, that Picchio may only take certain actions upon receiving the approval of all of the directors nominated by Power Tech and FMRC that participate in a meeting of directors. These actions include making acquisitions, investments, dispositions, reorganizations or other transactions involving any interest in the Company. This description is qualified in its entirety by reference to the Shareholders Agreement, which is filed as Exhibit E hereto and incorporated herein by reference.

           On July 25, 2002, in connection with a private placement, Luxco was granted warrants to purchase 2,800,000 Neurochem Shares. These warrants are exercisable at a price of Cdn. $3.13 per share and expire on July 25, 2005. On February 18, 2003, in connection with a private placement, Luxco was granted warrants to purchase 1,200,000 Neurochem Shares. These warrants are exercisable at a price of Cdn. $7.81 per share and expire on February 17, 2006. This description of the warrants is qualified in its entirety by reference to the Warrants dated July 25, 2002 and February 18, 2003, which are filed respectively as Exhibits F and G hereto and incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

A.       Directors and Executive Officers of Power Corporation of Canada.

B. Persons who may be deemed in control of Power Technology Investment Corporation.

C.       Directors and Executive Officers of the Filing Persons.

D. Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.

E. Shareholders Agreement by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and Dr. Francesco Bellini, as amended, dated December 17, 2001.

F.       Warrant dated July 25, 2002.

G.       Warrant dated February 18, 2003.

H.       Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2003

                                          P.P. LUXCO HOLDINGS II S.A.R.L.





                                          By: /s/ Francesco Bellini
                                              -------------------------------
                                              Name: Dr. Francesco Bellini
                                              Title: Manager


                                          By: /s/ Stephane Hadet
                                              -------------------------------
                                              Name: Stephane Hadet
                                              Title: Manager

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2003

                                          PICCHIO PHARMA INC.





                                          By: /s/ Francesco Bellini
                                              -------------------------------
                                              Name: Dr. Francesco Bellini
                                              Title: Chairman and Director

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2003

                                          FMRC FAMILY TRUST





                                          By: /s/ Vernon H. Strang
                                              -------------------------------
                                              Name: Vernon H. Strang
                                              Title: Trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2003

                                          /s/ John Churchill
                                          -------------------------------
                                          JOHN W. CHURCHILL, Trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2003

                                          /s/ Vernon H. Strang
                                          -------------------------------
                                          VERNON H. STRANG

                                    SIGNATURE
         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2003

                                          /s/ Francesco Bellini
                                          -------------------------------
                                          DR. FRANCESCO BELLINI

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2003

                                     POWER TECHNOLOGY INVESTMENT CORPORATION


                                     By: /s/ Leslie Raenden
                                         ---------------------------------------
                                         Name: Leslie Raenden
                                         Title: Executive Vice-President Finance

                                  EXHIBIT INDEX


EXHIBIT           NAME

A.       Directors and Executive Officers of Power Corporation of Canada.
B. Persons who may be deemed in control of Power Technology Investment Corporation.
C.       Directors and Executive Officers of the Filing Persons.
D. Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.
E. Shareholders Agreement by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and Dr. Francesco Bellini, as amended, dated December 17, 2001.
F.       Warrant dated July 25, 2002.
G.       Warrant dated February 18, 2003.
H.       Joint Filing Agreement.